Exhibit I-4

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the acquiror may purchase securities otherwise than under the share exchange, such as in the open market or privately negotiated purchases.

February 24, 2012

Dear shareholders

2-4, Otemachi 1-chome, Chiyoda-Ku, Tokyo

Promise Co., Ltd.

Representative Director, CEO Ken Kubo

Handling of the Company’s Shares Related to the Share Exchange

At the Board Meeting held on December 21, 2011 (Wed.), Promise Co, Ltd. (the “Company”) resolved to implement a share exchange in which the Company will become a wholly-owned subsidiary of Sumitomo Mitsui Financial Group (“SMFG”), the effective date of which will be April 1, 2012 (Sun.) (the “Share Exchange”). In accordance with Article 784, Paragraph 1 of the Companies Act, the Share Exchange will be implemented without obtaining approval by resolution at the general meeting of shareholders of the Company, which is prescribed in the provisions of Article 783, Paragraph 1 of the Companies Act.

Below, you will find the details regarding the handling of the Company’s shares following the Share Exchange.

Please note that no particular actions by our shareholders are required prior to the date of the Share Exchange.

1.	Timing and method for allocation of SMFG shares

0.36 shares of SMFG’s shares will be allotted and delivered per one share of the Company’s shares to the shareholders who own the Company’s shares on the date immediately before the Share Exchange becomes effective. SMFG shares allotted and delivered to the Company’s shareholders will be recorded in the transfer account book of the securities company with which shareholders make trades (including the account management institution of the special account) on April 1, 2012 (Sun.). (ø)

A “Notification regarding the number of shares to be allotted upon the Share Exchange” will be delivered to the shareholders’ address reported to the Company or to an address designated by such shareholders in the latter part of April by SMFG.

2.	Circulation of the Company’s share

Please keep the following schedule regarding the circulation of the Company’s shares in mind when you intend to purchase/sell the Company’s shares.

Date	Schedule	Circulation of shares
March 28, 2012 (Wed.)	Delisting date of the Company’s shares	On and after this day, trading of the Company’s shares on the financial instruments exchange will not be possible
April 1, 2012 (Sun.)	Effective date of the Share Exchange	On and after this day, trading of shares in SMFG allotted corresponding to the share exchange rate will become possible (ø)

(ø) Trading of relevant shares on the financial instruments exchange will become possible on and after April 2, 2012 (Mon.).

Please note that it is not possible to sell shares that are recorded in the special account as is. For sale of relevant shares, shareholders have to open a securities transaction account with a securities company, and transfer such shares from the special account to the securities transaction account. Shareholders may sell the shares after completion of transfer processes.

3.

Purchase (kaitori) by the Company of shares constituting less than one unit (sale of shares constituting less than one unit (tangen)) and further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of one unit)

Stated below is the schedule for submitting a request for purchase (kaitori) by the Company of shares constituting less than one unit, or further purchase (kaimashi) of shares constituting less than one unit.

Please note that the number of shares constituting one unit is 50 shares for the Company, while for SMFG, 100 shares constitute one unit.

Date	Handling of requests for purchase (kaitori) by the Company of shares constituting less than one unit / further purchase (kaimashi) of shares constituting less than one unit
March 14, 2012 (Wed.)

Requests for mediation of further purchase (kaimashi) of the Company’s shares will be accepted until March 14, 2012 (Wed.). Acceptance of requests for further purchase (kaimashi) of shares constituting less than one unit will be suspended from March 15, 2012 (Thu.) to April 1, 2012 (Sun.). (ø)

Mar 26, 2012 (Mon.)

Requests for mediation of purchase (kaitori) by the Company of the Company’s shares will be accepted until March 26, 2012 (Mon.). Acceptance of requests for purchase (kaitori) by the Company of shares constituting less than one unit will be suspended from March 27, 2012 (Tue.) to April 1, 2012 (Sun.). (ø)

Apr 2, 2012 (Mon.)

Acceptance of requests for mediation of purchase (kaitori) by SMFG / further purchase (kaimashi) of SMFG shares allocated to the Company’s shareholders which constitute less than one unit (less than 100 shares) will commence on April 2, 2012 (Mon.). Please enter the number of SMFG shares which constitute less than one unit that are subject to the request for mediation for sale/purchase.

(ø) The above schedule of requests for purchase (kaitori) by the Company / further purchase (kaimashi) of shares are based on the standard schedule provided by the Japan Securities Depository Center, Incorporated. As the actual date may differ according to the securities company, please contact your securities company for details.

4.	Payment of proceeds from the sale of fractions of less than one share

Fractions of less than one share resulting from the allotment of SMFG shares will be sold based on the legal procedures prescribed, and the proceeds will be paid to relevant shareholders on a pro rata basis.

Receipts for the proceeds from sale of fractions of less than one share will be delivered by SMFG around May 2012 to the address reported or designated by shareholders, so please exchange the receipts into cash at any Japan Post Bank branch nationwide or at the post office (bank agent).

Please do not hesitate to contact the following with any questions that you may have.

Shareholder Register Manager:	The Sumitomo Trust and Banking Co., Ltd.

Contact:	The Sumitomo Trust and Banking Co., Ltd/
Stock Transfer Agency Department

1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701

0120-176-417 (toll free)

ø The corporate name of Sumitomo Trust & Banking Co., Ltd. will change to “Sumitomo Mitsui Trust Bank, Limited” as of April 1, 2012 (Sun.). The address and the phone number above will remain unchanged even after the name change.

End